BRINKLEY DICKERSON 404.885.3822 telephone 404.962.6743 facsimile brink.dickerson@troutmansanders.com	TROUTMAN SANDERS LLP Attorneys at Law Bank of America Plaza 600 Peachtree Street, NE, Suite 5200 Atlanta, Georgia 30308-2216 404.885.3000 telephone troutmansanders.com

February 12, 2010

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:	Daniel F. Duchovny, Esq.
Division of Corporate Finance

RE:	CompuCredit Holdings Corporation
Schedule TO-I filed January 28, 2010
File No. 005-85119

Dear Mr. Duchovny:

On behalf of CompuCredit Holdings Corporation (the “Company,” “we,” “us” or “our” ), we have set forth herein the Company’s responses to the comments contained in the comment letter, dated February 1, 2010 (the “Comment Letter”), from the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), with respect to the Schedule TO-I filed by the Company on January 28, 2010 (File No. 005-85119) (as amended by Amendment No. 1 to Schedule TO-I filed on January 29, 2010, the “Schedule TO-I”).

To assist the Staff, we are providing the Staff with marked copies of the amendments to the Schedule TO-I, marked to show the changes effected by Amendment No. 2 to the Schedule TO-I in response to comments of the Staff. The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Comment Letter.

We respond to the specific comments of the Staff as follows:

Offer to Purchase

Conditions to the Offers – Page 17

Securities and Exchange Commission
February 12, 2010

Comment No. 1:

We note your disclosure in the second paragraph of this section that refers to “CompuCredit’s rights to terminate . . . the Offers in its sole discretion . . .”  Please clarify what rights you believe you have to terminate the offer in your sole discretion.  It is our position that you are only able to terminate the offers on the basis of a failed condition; otherwise the offer may be considered illusory.  Please revise to clarify.

Response:

The Company has clarified the meaning of the disclosure on page 17 by revising the subject language as follows:

“Subject to applicable law and notwithstanding any other provision of the Offers, CompuCredit shall not be required to accept for purchase, or to pay for, any tendered Notes if any of the following have occurred on or prior to the Expiration Date:”

Comment No. 2:

Please refer to condition (5).  A tender offer may only be subject to conditions that are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied.  The referenced condition appears to be so broad as to possibly make the offer illusory.  Please delete or revise to describe the event(s) to which you are referring, so that security holders will have the ability to objectively determine whether the condition has been triggered.

Response:

The Company has revised condition (5) to read as follows:

“CompuCredit shall have learned that any change or changes have occurred or are threatened in the business, financial condition, properties, assets, income, operations or prospects of CompuCredit that, in the reasonable judgment of CompuCredit, has or could have a material adverse effect on CompuCredit or the benefits of the Offers to CompuCredit.”

Comment No. 3:

Refer to the disclosure in the last paragraph of this section relating to your failure to exercise any of the rights described in this section.  This language suggests that once an offer condition is triggered, you must decide whether or not to waive the condition.  Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered conditions(s).  Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders.  You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so.  Please confirm your understanding supplementally.

Securities and Exchange Commission
February 12, 2010

Response:

The Company hereby confirms its understanding that if a condition is triggered and the Company decides to proceed with the offers anyway, this constitutes a waiver of the triggered condition.  The Company hereby confirms that, depending on the materiality of the waived condition and the number of days remaining in the offers, the Company may be required to extend the offers and recirculate new disclosure to security holders; it may not simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so.

Comment No. 4:

Please see our comment above.  When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the bidder should inform security holders how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration.  Please confirm the company’s understanding in your response letter.

Response:

The Company hereby confirms its understanding that if an offer condition is triggered by events that occur during the offer period and before the expiration of the offers the Company will inform security holders how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration of the offers.

Certain United States Federal Income Tax Considerations – Page 24

Comment No. 5:

Provide an analysis supporting the legend relating to Treasury Department Circular 230 at the top of page 25 and on page 9 of the letter of transmittal or delete the legends.

Response:

The Company has deleted the legend relating to Treasury Department Circular 230 included in the Offer to Purchase and the Letter of Transmittal.

*           *           *           *           *

Securities and Exchange Commission
February 12, 2010

We appreciate the assistance the Staff has provided with its comments on our filings.  We will be pleased to respond promptly to any requests for additional information or material that we may provide in order to facilitate your review.  If you have any questions please do not hesitate to call Monica Richey at (404) 885-3622 or me at (404) 885-3822.

Very truly yours,

/s/ W. Brinkley Dickerson, Jr.

Enclosures

cc:           Nick Panos (SEC)
J.Paul Whitehead, III (CompuCredit)
Rohit Kirpalani (CompuCredit)
William McCamey (CompuCredit)
Monica Richey (Troutman)